

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2011

Via Facsimile
Mr. Satoru Sakamoto
Director and Senior Managing Executive Officer
Kubota Corporation
2-47, Shikitsuhigashi 1-Chome,
Naniwa-Ku, Osaka, JAPAN

> **Re:** **Kubota Corporation**
> **Form 20-F for the fiscal year ended March 31, 2011**
> **Filed June 30, 2011**
> **File No. 1-07294**

Dear Mr. Sakamoto:

We have reviewed your response to our comment letter dated October 12, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing any the information you provide in response to this comment, we may have additional comments.

General

1. We have the following additional comments regarding your accounting for and disclosures surrounding your asbestos related contingencies. In addressing these comments please differentiate and clarify the terminology you use, including: applicants, claims, and pending requests.

Note 1. Summary of Significant Accounting Policies, page F-8

Expense from the Payments for Health Hazard of Asbestos, page F-10

2. In response to comment three from our comment letter dated August 31, 2011, you indicate that your accounting for your consolation payments, relief payments and the compensation for employee is the same. You further indicate that you accrue for these payments when you confirm that all the criteria specified by the Company are fulfilled by

the applicants. The major criterion for current and former employees is whether the applicant is recognized as a patient for asbestos-related diseases by the Workers' Accident Compensation Insurance. For residents, the significant criteria are whether the applicant is recognized as a patient for asbestos-related diseases by the Law for Relief of Patients Suffering from Asbestos-Related Diseases, whether they don't have working experience related to handling and/or manufacturing products containing asbestos and how close they lived to your plant. We have the following additional comments regarding your accounting.

- Provide us supplementally and expand your future disclosures to include a roll forward, by each payment type, of (i) the number of applicants that are currently under review by the Workers' Accident Compensation Insurance or Law for Relief of Patients Suffering from Asbestos-Related Diseases for designation as a patient for asbestos-related disease as of the beginning of the year, (ii) the number of new applicants added during the year, (iii) the number of applicants designated as a patient for asbestos-related disease during the year, (iii) the number of applicants denied such designation during the year, and (iv) the number of applicants under review at the end of the period.
- Please tell us why your current policy for accruing these payments does not appear to include an estimate for applicants that are currently under review by the Workers' Accident Compensation Insurance and Law for Relief of Patients Suffering from Asbestos-Related Diseases. Specifically address why you cannot use historical statistics regarding the percent of applicants that subsequently become designated as patients for asbestos-related disease as a basis for estimation.
- We note the pending requests under review totals ¥840 million and that your range of loss is zero to ¥840 million. Please clarify whether these "pending requests" include all applicants that have been designated as patients for asbestos-related disease. If so, given your above referenced accounting policy, please fully explain your basis for assuming zero as the low end of your range of loss. If not, please explain why.
- Ensure your response and revised disclosures adequately address the accounting requirements of ASC Topic 450-20-25.

Note 18. Commitments and Contingencies, page F-34

(Asbestos Related Lawsuits), page F-35

3.   We note your disclosure on page 40 which indicates that there have been no claims dismissed, settled or otherwise resolved. Please tell us whether there have been any discussions regarding or attempts to settle these claims. If so, please provide us the status and underlying details of these discussions.

(Accounting for Asbestos-Related Expenses), page F-36

4. We have read your response to our comment letter dated October 12, 2011 and have the following additional comments:

    - Please provide us your draft disclosures. Ensure these disclosures include a roll-forward of claim activity for each period presented including (i) claims at the beginning of the period, (ii) claims filed during the period, (iii) claims denied during the period, (iv) claims settled during the period and (v) claims remaining at the end of the period.
    - We note your determination that reliable statistics of the rate of incidence in asbestos-related disease are not available and there are no similar events in the past which the Company might be able to use as a reference for estimation. Please tell us what consideration you have given to using trends related to asbestos claims in other geographic locations, such as the United States.
    - We note your disclosure on page five of your response letter which indicates, "The Company previously manufactured products containing asbestos from 1954 to 2001" and your disclosure on page 26 which indicates that "Until 1995, the Company's plant in Amagasaki, Hyogo Prefecture, which is now a company office, produced products containing asbestos." Please reconcile these statements for us and in future filings clearly disclose when you stopped producing asbestos related products.
    - Please tell us how many people worked at the Company's plant in Amagasaki, Hyogo Prefecture between 1954 and 2001 and why you cannot use this information in your determination of your employee asbestos-related liabilities.

5. You disclose on page 26 of your Form 20-F that since the Company established its internal policies and procedures of relief payment system, the Company has received claims for relief payments from 237 residents and paid or accrued relief payments to 218 of those residents as of March 31, 2011. Please provide us additional information regarding the remaining 19 claims and why no payment or accrual for payment has been made. Please also clarify whether these claims include applicants that are currently under review to determine whether the applicants are designated as a patient for asbestos-related disease under the Law for Relief of Patients Suffering from Asbestos-Related Diseases. Please show us your revised disclosures.

6. You disclose on page 27 of your Form 20-F that the cumulative number of current and former employees who are eligible for compensation in accordance with the Company's internal policies that are not required by law is 162, 170 and 176 as of the end of March 31, 2009, March 2010 and March 2011. Please also clarify whether these claims include the applicants that are currently under review to determine whether they can be recognized as a patient for asbestos-related diseases by the Workers' Accident Compensation Insurance. Please show us your revised disclosures.

7. Regarding your history of producing asbestos related products:

- Please tell us whether there are any other plants where you produced products containing asbestos.
- Tell us whether you have experienced any product liability claims related to products that you produced which contained asbestos and quantify such claims, if material.
- Tell us what remediation efforts have been taken or may still need to be taken regarding the plant, or plants, where asbestos related products were manufactured.

You may contact Mindy Hooker at (202) 551-3732, Jeanne Baker at (202) 551-3691 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief